UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 06, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 5 November 2009

Orange launches mobile telecommunications services in Armenia

Orange launched mobile telecommunications services in the Republic of Armenia today providing mobile phone users across the country with the quality of service and innovative offers that have become the hallmark of Orange's reputation worldwide. With this launch, Armenian customers will join a worldwide community of 126 million people spread across 29 countries who enjoy the benefits of the Orange brand.

Didier Lombard, Chairman and CEO of France Telecom, and Olaf Swantee, Senior Executive Vice President in charge of operations in Egypt and Europe, and responsible for the Group’s mobile business, were present to launch operations in the country. The official launch ceremony was also honored by the presence of M. Serge Sargsian, President of the Republic of Armenia.

The launch of Orange services has been eagerly awaited in Armenia following the award of the license on 19 November 2008. Despite the relatively high penetration rate in the country (80%), there is strong demand for the wide-ranging, innovative services that have forged the reputation of the Orange brand across the world. With a population of around 3.2 million people, including 1.1 million in the capital Yerevan, Armenia offers the Group significant growth potential.

For the launch of its operations in Armenia, Orange has invested around 100 million EUR. In line with its strategy, the Group will provide the expertise and investment necessary to ensure the development of a high-quality 2G and 3G+ network offering nation-wide coverage. Indeed, Orange will provide coverage for over 80% of the population, including around 500 towns and villages, right from the outset. In addition, Orange already employs over 300 people in the country and some 500 additional people are employed indirectly through suppliers and third-party retailers.

Commenting on the launch, Didier Lombard said: "We are very pleased to be able to enrich the lives of Armenians by providing simple, innovative communications products and services, with unrivalled value and a clear focus on customer care. We are also proud to contribute to the economic development of the Republic of Armenia”.

For its launch, Orange has already positioned itself as a strong challenger to the two other operators already present on the market. Orange will launch a series of innovative and attractive offers for both individual consumers and the business community. These already include a complete catalogue of mobile and data offers, as well as an attractive range of international tariffs, with over 130 roaming partners from the launch. Furthermore, Orange will introduce iPhone in Armenia in the coming months.

Orange Customer Service will be available from a toll-free hotline 24/7 in three languages (Armenian, Russian and English) to help to answer any queries, provide information or give technical assistance during the roll out of services and beyond. Customers will also be able to stay informed about the latest offers from Orange on the website www.orangearmenia.am, which officially went online today.

About Orange

Orange is the key brand of France Telecom, one of the world’s leading telecommunications operators. With 126 million customers, the Orange brand now covers Internet, television and mobile services in the majority of countries where the Group operates. At the end of 2008, France Telecom had consolidated sales of 53.5 billion euros (38.1 billion euros for the first nine months of 2009) and at 30 September 2009, the Group had a customer base of almost 190 million customers in 32 countries. These include 128.8 million mobile customers and 13.4 million broadband Internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Orange and any other Orange product or service names included in this material are trade marks of Orange Personal Communications Services Limited, Orange France or France Telecom.

Press contacts - +33 1 44 44 93 93

Sébastien Audra, sebastien.audra@orange-ftgroup.com

Tom Wright, tom.wright@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 06, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer